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                                                                 EXHIBIT (a)(vi)

                                [COMP-CARE LOGO]

                                                               February __, 1996


Dear Holder of Comprehensive Care Corporation 7 1/2% Convertible Subordinated Debentures Due April 15, 2010 (the "Securities"):

         The Board of Directors of Comprehensive Care Corporation solicits holders of its 7 1/2% Convertible Subordinated Debentures Due April 15, 2010 (collectively called the "Securities") for the following purposes:


         (1) For a majority in principal amount of the Securities to give notice to First Trust California, National Association, successor to Bank of America National Trust and Savings Association (the "Trustee") to rescind the acceleration of the Securities ("Proposal 1"); and



         (2) For two-thirds in principal amount of the Securities to waive all of the Events of Default under the Debentures; and



         (3) For a majority in principal amount of the Securities to instruct the Trustee to forebear from effecting any remedy for the Events of Default to permit completion of an Exchange Offer; and



         (4) For two-thirds in principal amount of the Securities to agree to amend the Indenture to facilitate or effect the Exchange Offer.



         Proposals 1, 2, 3 and 4, and the possible advantages and disadvantages, are described in the enclosed Debenture Consent Solicitation Statement. Proposals 1, 2, 3 and 4 are recommended by your Board of Directors. A card (the "Consent") is enclosed for the purpose of giving such a notice to the Trustee.



         The Board of Directors recommends the Proposals because it believes that the Company's Securityholders would like to accept a proposed exchange offer (the "Exchange Offer"). The other purposes include to eliminate various undesirable effects of an acceleration; the existing acceleration of the Securities as compared with rescission of the acceleration.



         (a) An acceleration can impair the Company's business and financial prospects.



         (b) An acceleration could cause defaults under other debts and obligations of the Company.



         (c) An acceleration decreases the Company's attractiveness to investors.



         (d) An acceleration of indebtedness also creates an unfavorable impression with the Company's vendors and clients.



         Although Securityholders will be offered an exchange of cash and Common Stock for their Securities, a Securityholder is not required to exchange. The Company will pay the entire amount of interest due on all non-tendered Debentures, and the Securities will be reinstated. The Company will accept properly tendered Securities in the Exchange Offer described in the Offering Circular.



         A rescission of acceleration would result in a reinstatement of the Securities that should result in an immediate improvement in the Company's business and financial condition, and thus an improvement in its debt-carrying ability.

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         Giving Consent will not effectively tender your Debentures. The manner of tendering Debentures is described in the Letter of Transmittal and the Offering Circular.



         It is each beneficial and record Debentureholder's right to elect to not tender such holder's Debentures. Nevertheless, there can be no assurance that the aggregate market value of your Securities after a rescission will be as great as the aggregate market value of your Securities before a rescission plus the interest payment. Debentureholders are urged, in addition to consenting, to carefully consider the Exchange Offer. After the Exchange Offer, the trading in the Securities may become more thin and sporadic, which could adversely affect the liquidity of an investment in the Securities.



         A rescission of acceleration will not alter rights of Securityholders to accelerate the Securities upon any future Event of Default.



         The Board of Directors is hopeful that a rescission of acceleration of the Securities will help position the Company for a more successful long-term future. Please SIGN, DATE and MAIL the enclosed Consent card as soon as possible.



                                   Sincerely,

                                   Chriss W. Street
                                   Chairman of the Board of
                                   Directors, President & Chief
                                   Executive Officer



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